SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            --------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              AMENDMENT NO. 1

                  MARKETING SPECIALISTS CORPORATION f/k/a
                        MERKERT AMERICAN CORPORATION
         ----------------------------------------------------------
                              (Name of Issuer)

                               Common Stock,
                          Par Value $.01 Per Share
        -----------------------------------------------------------
                      (Title of Class and Securities)

                                 590080107
        -----------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                               Nick G. Bouras
                            MS Acquisition Ltd.
                         17855 North Dallas Parkway
                                 Suite 200
                            Dallas, Texas 75287
                               (972)860-7520

                                  Copy to:

                         Eileen Nugent Simon, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              August 18, 1999
       -------------------------------------------------------------
                       (Date of Event Which Requires
                         Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )



          Check the following box if a fee is being paid with this
          Statement:                               ( )




                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  MS Acquisition Ltd.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          4,023,330
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,535,972
            REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          4,023,330
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,559,302
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES ( )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          54.5%
     -----------------------------------------------------------------



     (14) TYPE OF REPORTING PERSON

                  PN
     -----------------------------------------------------------------




                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  MSSC Acquisition Corporation

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          4,023,330
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,535,972
            REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          4,023,330
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,559,302
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES ( )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          54.5%
     -----------------------------------------------------------------


     (14) TYPE OF REPORTING PERSON

                  CO
     -----------------------------------------------------------------




                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Richmont Capital Partners I, L.P.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          4,023,330
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,535,972
            REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          4,023,330
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,559,302
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES ( )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          54.5%
     -----------------------------------------------------------------



     (14) TYPE OF REPORTING PERSON

                  PN
     -----------------------------------------------------------------




                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  J.R. Investments Corp.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          4,023,330
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,535,972
            REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          4,023,330
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,559,302
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES ( )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          54.5%

     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  CO



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  John P. Rochon

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          4,023,330
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,535,972
            REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          4,023,330
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,559,302
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES ( )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          54.5%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  IN


                                       SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Nick G. Bouras

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          4,023,330
       NUMBER OF SHARES              ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,535,972
            REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          4,023,330
                                     -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,559,302
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          54.5%

     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  IN
     ----------------------------------------------------------------



                                       SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Timothy M. Byrd

-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          4,023,330
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,535,972
            REPORTING               ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          4,023,330
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,559,302
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES ( )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          54.5%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  IN




            This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by MS Acquisition Ltd., a Texas limited partnership ("MS Acquisition"), MSSC Acquisition Corporation, a Delaware corporation ("MSSC"), Richmont Capital Partners I, L.P., a Delaware limited partnership ("RCPI"), J.R. Investments Corp., a Delaware corporation ("JRIC"), John P. Rochon, a citizen of the State of Texas ("Rochon"), Nick G. Bouras, a citizen of the State of Texas ("Bouras"), and Timothy M. Byrd, a citizen of the State of Texas ("Byrd"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Marketing Specialists Corporation, formerly known as Merkert American Corporation, a Delaware corporation (the "Company"). This Amendment amends and restates in its entirety the Schedule 13D filed by MS Acquisition, MSSC, RCPI, JRIC and Richmont Marketing Specialists Inc. on May 7, 1999.


Item 1.   Security and Issuer

            This Schedule 13D relates to the Common Stock of the Company. The address of the principal executive office of the Company is 490 Turnpike Street, Canton, Massachusetts, 02021.


Item 2.     Identity and Background

            (a) Pursuant to Rules 13d-1 and 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Act, this Amendment is being filed on behalf of (i) MS Acquisition, a Texas limited partnership; (ii) MS Acquisition's general partner, MSSC, a Delaware corporation; (iii) MSSC's sole shareholder, RCPI, a Delaware limited partnership; (iv) RCPI's managing general partner, JRIC, a Delaware corporation; (v) JRIC's President, Chairman, and beneficial owner of a majority of its outstanding capital stock, John P. Rochon, a citizen of the State of Texas; (vi) JRIC's Vice President, Nick G. Bouras, a citizen of the State of Texas; and (vii) JRIC's Vice President, Chief Financial Officer and Treasurer, Timothy M. Byrd, a citizen of the State of Texas. The non-managing general partner of RCPI is New Arrow Corporation, a Delaware corporation ("New Arrow"). All of the outstanding capital stock of New Arrow is owned by Mary Kay Inc., a Delaware corporation ("MKI"), the sole shareholder of which is Mary Kay Holding Corporation, a Delaware corporation ("Mary Kay"), the majority of capital stock of which is beneficially owned by Richard R. Rogers ("RRR"). MS Acquisition, MSSC, RCPI, JRIC, Rochon, Bouras, Byrd, New Arrow, MKI, Mary Kay and RRR are hereinafter sometimes collectively referred to as the "Item 2 Persons."

            The Item 2 Persons hereby disclaim beneficial ownership of the 3,535,972 shares of Common Stock which are the subject of the Post-Merger Voting Agreement described herein, and the filing of this statement shall not be construed as an admission that the Item 2 Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any such shares of Common Stock. The Item 2 Persons disclaim membership in any group with respect to the Post-Merger Voting Agreement.


            (b) - (c)

            MS Acquisition

            MS Acquisition is a Texas limited partnership, the principal business of which is to own and manage its investment in the equity securities of the Company. The principal business address of MS Acquisition, which also serves as its principal office, is 17855 North Dallas Parkway, Suite 200, Dallas, Texas 75287. Information with respect to MSSC, the sole general partner of MS Acquisition, is set forth below.

            MSSC

            MSSC is a Delaware corporation, the principal business of which is serving as the general partner of MS Acquisition. Information with respect to RCPI, MSSC's sole shareholder, is set forth below. The principal business address of MSSC, which also serves as its principal office, is 17855 North Dallas Parkway, Suite 200, Dallas, Texas 75287. Information with respect to the executive officers and directors of MSSC is set forth in Schedule I attached hereto.

            RCPI

            RCPI is a Delaware limited partnership, the principal business of which is the management of Mary Kay's investments in marketable securities. The principal business address of RCPI, which also serves as its principal office, is 4300 Westgrove, Dallas, Texas 75248. Information with respect to JRIC and New Arrow, the two general partners of RCPI, is set forth below.

            JRIC

            JRIC is a Delaware corporation, the principal business of which is serving as the managing general partner of RCPI. Information with respect to JPR, JRIC's majority shareholder, is set forth below. The principal business address of JRIC, which also serves as its principal office, is 4300 Westgrove, Dallas, Texas 75248. Information with respect to the executive officers and directors of JRIC is set forth in Schedule I attached hereto.

            Rochon

            Rochon's present principal occupation or employment is serving as President, Chief Executive Officer and Director of Mary Kay. Rochon's business address is 16251 Dallas Parkway, Addison, Texas 75001.

            Bouras

            Bouras's present principal occupation or employment is serving as Vice President of New Arrow and JRIC. Bouras's business address is 17855 North Dallas Parkway, Dallas, Texas 75827.

            Byrd

            Byrd's present principal occupation or employment is serving as Chief Financial Officer of Mary Kay, New Arrow and JRIC. Byrd's business address is 17855 North Dallas Parkway, Dallas, Texas 75827.


            New Arrow

            New Arrow is a Delaware corporation, the principal business of which is serving as the non-managing general partner of RCPI. Information with respect to MKI, New Arrow's sole shareholder, is set forth below. The principal business address of New Arrow, which also serves as its principal office, is 4300 Westgrove, Dallas, Texas 75248. Information with respect to the executive officers and directors of New Arrow is set forth in Schedule I attached hereto.

            MKI

            MKI is a Delaware corporation, the principal business of which is the production and distribution of cosmetics, toiletries and related products. Information with respect to Mary Kay, MKI's sole shareholder, is set forth below. The principal business address of MKI, which also serves as its principal office, is 16251 Dallas Parkway, Addison, Texas 75001. Information with respect to the executive officers and directors of MKI is set forth in Schedule I attached hereto.

            Mary Kay

            Mary Kay is a Delaware corporation that was organized in 1985 for the purpose of acquiring all the capital stock of MKI. Since such acquisition, Mary Kay has carried on substantially all its business activities through MKI. Information with respect to RRR, Mary Kay's majority shareholder, is set forth below. The principal business address of Mary Kay, which also serves as its principal office, is 16251 Dallas Parkway, Addison, Texas 75001. Information with respect to the executive officers and directors of Mary Kay is set forth in Schedule I attached hereto.

            RRR

            RRR's present principal occupation or employment is serving as Chairman of the Board of Mary Kay. RRR's business address is 4300
Westgrove, Dallas, Texas 75248.


      (d)-(e) None of the Item 2 Persons and none of the executive officers, controlling persons and directors of the Item 2 Persons including, without limitation, the persons identified on Schedule I hereto, has, during the last five years, (i) ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


      (f) All of the Item 2 Persons that are individuals and all persons listed on Schedule I hereto are citizens of the United States.


Item 3.     Source and Amount of Funds or Other Consideration

Acquisitions of Beneficial Ownership

      The Merger

      Pursuant to the terms of that certain Agreement and Plan of Merger, dated as of April 28, 1999, by and among Richmont Marketing Specialists Inc., a Delaware corporation ("RMSI"), the stockholders of RMSI and the Company (the "Merger Agreement"), RMSI was merged with and into the Company (the "Merger"). The Merger was consummated on August 18, 1999.

      At the time of the Merger, the shareholders of RMSI exchanged each of their shares of common stock of RMSI for 48.7198 shares of common stock of the Company. MS Acquisition Ltd., which owned 82,581 shares of RMSI before the Merger, received 4,023,330 shares of Common Stock of the Company in exchange for its shares of RMSI.

      At the time of the Merger, options to purchase shares of Common Stock of the Company were granted to each of Rochon, Bouras and Byrd. Rochon was granted options to purchase 167,500 shares of Common Stock. Bouras and Byrd were each granted options to purchase 55,833 shares of Common Stock. All such options have an exercise price of $13.50, and vest ratably over a five-year period. The first twenty percent (20%) of such options vest on August 18, 2000. Pursuant to Rule 13d-3(d)(i) of Regulation 13D-G under the Act, the parties do not have beneficial ownership of the shares of Common Stock underlying such options.

      On the fifth day following the Merger, options to purchase 20,000 shares of Common Stock will be granted to each of Rochon, Bouras and Byrd. Each of Rochon, Bouras and Byrd will serve as directors of the Company; the Company's stock option plan provides that new directors will receive a grant of 20,000 options. All such options have an exercise price equal to the fair market value of the Common Stock on the date of the grant, and vest ratably over a five-year period. The first twenty percent (20%) of such options vest on the first anniversary of the grant date. Pursuant to Rule 13d-3(d)(i) of Regulation 13D-G under the Act, the parties do not have beneficial ownership of the shares of Common Stock underlying such options.

      The Post-Merger Voting Agreement

      Pursuant to the terms of that certain Voting Agreement, dated as of August 18, 1999 (the "Post-Merger Voting Agreement"), by and among MS Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey, Jeffrey
A. Watt, JLM Management Company, LLC ("JLM") and Monroe & Company, LLC ("Monroe & Company"), the parties to the Post-Merger Voting Agreement have agreed to vote their respective owned shares of Common Stock in favor of five nominees to the board of directors of the Company that are designated in writing by MS Acquisition, provided that such nominees are reasonably acceptable to JLM and Monroe & Company.

      Excluding the 4,023,330 shares of Common Stock which MS Acquisition received in the Merger and which are owned directly and of record by MS Acquisition, the shares subject to the Post-Merger Voting Agreement are as follows:


                                                      Shares of
      Owner of Record                               Common Stock
      ---------------                               ------------
      Ronald D. Pedersen                              1,259,017

      Bruce A. Butler                                   301,721

      Gary R. Guffey                                    301,721

      Jeffrey A. Watt                                   819,759

      Monroe & Company, LLC                             415,210

      JLM Management Company, LLC                       438,544

      Total                                           3,535,972


      The Post-Merger Voting Agreement will terminate upon the earlier to occur of: (a) the date on which MS Acquisition Ltd. and Messrs. Pedersen, Butler and Guffey cease to own in the aggregate at least 35% of the total outstanding shares of the Company or (b) the date on which all of the parties to the agreement cease to own, or have the right to exercise voting control over, shares of the Company representing more that 50% of the total voting power of all outstanding voting securities of the Company.

      Other than as set forth above, the Item 2 Persons possess no rights or powers to vote, direct the voting of, dispose or direct the disposition of the 3,535,972 shares of common stock that are the subject of the Post-Merger Voting Agreement. The Item 2 Persons disclaim membership in any group with respect to the Post- Merger Voting Agreement. The Item 2 Persons disclaim beneficial ownership of any shares of Common Stock subject to the Post-Merger Voting Agreement, except for the 4,023,330 shares of Common Stock owned directly by MS Acquisition.

Dispositions of Beneficial Ownership

      Expiration of Pre-Merger Voting Agreement

      The Item 2 Persons previously reported beneficial ownership in 1,275,823 shares of common stock of the Company by virtue of a certain Voting Agreement, dated as of April 28, 1999, (the "Pre-Merger Voting Agreement") between RMSI, Monroe & Company II, LLC, Joseph T. Casey, Glenn
F. Gillam, Douglas H. Holstein, Gerald R. Leonard, Sidney D. Rogers, Jr. and Thomas R. Studer. Under the terms of the Pre-Merger Voting Agreement, RMSI had been granted an irrevocable proxy, coupled with an interest, from the following parties to vote their respective shares of Common Stock in certain circumstances:

      Grantor                                   Shares
      -------                                   ------

Monroe & Company II, LLC            1,073,027 shares of Common Stock

Joseph T. Casey                             0 shares of Common Stock

Glenn F. Gillam                         4,325 shares of Common Stock

Douglas H. Holstein                    10,000 shares of Common Stock

Gerald R. Leonard                     181,392 shares of Common Stock

Sidney D. Rogers, Jr.                   5,079 shares of Common Stock

Thomas R. Studer                        2,000 shares of Common Stock
                                    ---------

Total                               1,275,823


      Other than pursuant to the rights granted to RMSI under the Pre-Merger Voting Agreement, the Item 2 Persons possessed no rights or powers to vote, direct the voting of, dispose or direct the disposition of, the 1,275,823 shares of common stock that were owned by the above parties to the Pre-Merger Voting Agreement.

      The Pre-Merger Voting Agreement expired by its terms upon consummation of the Merger on August 18, 1999. Accordingly, the Item 2 persons no longer possess any power to direct the voting of, dispose or direct the disposition of, such 1,275,823 shares of Common Stock. The Item 2 Persons have previously disclaimed membership in any group with respect to the Pre-Merger Voting Agreement.


Item 4.     Purpose of Transactions.

The Merger

      The Merger of RMSI into the Company was effected to create a national food brokerage company with the resources to represent a wide array of manufacturers' products to customers operating in different distribution channels throughout the United States. The Merger is intended to result in significant cost savings and operating efficiencies arising out of the combined company's increased size and overlapping support and administrative systems.

The Post-Merger Voting Agreement

      The Post-Merger Voting Agreement was entered into in connection with the Merger of RMSI into the Company. The purpose of entering into the Post-Merger Voting Agreement was to facilitate the Merger, and to grant the right to MS Acquisition to appoint five of the nine initial directors of the Company following the Merger, one of whom shall be an independent director whose appointment shall be reasonably acceptable to JLM and Monroe & Company.

      The Post-Merger Voting Agreement will terminate upon the earlier to occur of: (a) the date on which MS Acquisition Ltd. and Messrs. Pedersen, Butler and Guffey cease to own in the aggregate at least 35% of the total outstanding shares of the Company or (b) the date on which all of the parties to the agreement cease to own, or have the right to exercise voting control over, shares of the Company representing more that 50% of the total voting power of all outstanding voting securities of the Company.

      The Item 2 Persons may buy or sell additional shares of Common Stock in the open market, pursuant to the Registration Rights Agreement (described in Item 6 hereof) or otherwise on such terms and at such times as the Item 2 Persons consider desirable. Any decision by the Item 2 Persons to increase, decrease or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions.

      Except as set forth above, RMSI, MS Acquisition, MSSC, RCPI, JRIC, Rochon, Bouras and Byrd have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in the Securities of the Issuer.

(a)

      MS Acquisition

      The aggregate number of shares of the Common Stock which MS
Acquisition may be deemed to beneficially own under Rule 13d-3 of the Act is 7,559,302, which constitutes approximately 54.5% of the 13,877,848 shares of such Common Stock outstanding as of August 18, 1999.

      All Other Item 2 Persons

      Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons may be deemed to beneficially own under Rule 13d-3 of the Act 7,559,302 shares of Common Stock, which constitutes approximately 54.5% of the 13,877,848 shares of such Common Stock outstanding as of August 18, 1999.

      As described in Item 3 above, Rochon, Bouras and Byrd received options to purchase aggregate of 339,166 shares of Common Stock in connection with the Merger. None of the options have vested or will vest within 60 days of this filing; pursuant to Rule 13d-3(d)(i) of Regulation 13D-G under the Act, the parties do not have beneficial ownership of the shares of Common Stock underlying such options.


(b)

      MS Acquisition

      MS Acquisition possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 4,023,330 shares of Common Stock, which constitutes approximately 28.9% of the 13,877,848 shares of such Common Stock outstanding as of August 18, 1999.

      MS Acquisition possesses the shared power to vote or direct the vote of 3,535,972 shares of Common Stock, which constitutes approximately 25.5% of the 13,877,848 shares of such Common Stock outstanding as of August 18, 1999.


      All Other Item 2 Persons

      Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 4,023,330 shares of Common Stock, which constitutes approximately 28.9% of the 13,877,848 shares of such Common Stock outstanding as of August 18, 1999.

      Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons possess the shared power to vote or direct the vote of 3,535,972 shares of Common Stock, which constitutes approximately 25.5% of the 13,877,848 shares of such Common Stock outstanding as of August 18, 1999.

      However, all such Item 2 Persons (including MS Acquisition) disclaim beneficial ownership of the 3,535,972 shares of Common Stock which are subject to the Post-Merger Voting Agreement.

      Other than with respect to the rights created under the Post-Merger Voting Agreement, the Item 2 Persons possess no powers, rights or privileges with respect to such 3,535,972 shares of Common Stock. All other powers, rights and privileges with respect to such shares of Common Stock (including the right to vote on all matters unrelated to the election of directors and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities) remain with the record owners of such shares of Common Stock.


(c)

      As described in Items 3 and 4 of this Schedule 13D, MS Acquisition entered into the Merger Agreement and the Pre-Merger Voting Agreement on April 28, 1999. The Pre-Merger Voting Agreement expired by its own term concurrently with the consummation of the Merger on August 18, 1999. The Post-Merger Voting Agreement was entered into concurrently with the consummation of the Merger on August 18, 1999. In addition, MS Acquisition received 4,023,330 shares of Common Stock in the Merger. All of these transactions were consummated within the last sixty (60) days.

            In addition, as described in Items 3 and 4 of this Schedule 13D, Rochon, Bouras and Byrd have been granted options to purchase an aggregate of 339,166 shares of Common Stock. These options vest ratably over a five-year period, with the initial 20% of such options vesting on the first anniversary of the date of the grant. Pursuant to Rule 13d-3(d)(i) of Regulation 13D-G under the Act, the parties do not have beneficial ownership of the shares of Common Stock underlying such options.


(d)

      Other than with respect to the rights granted under the Post-Merger Voting Agreement, the Item 2 Persons possess no powers, rights or privileges with respect to the 3,535,972 shares of Common Stock that are owned by the parties (other than MS Acquisition) to the Post-Merger Voting Agreement. All other powers, rights and privileges with respect to such shares remain with such other parties to the Voting Agreement, including the right to vote on all matters unrelated to the election of directors and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.


(e)   Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      MS Acquisition is a party to the Post-Merger Voting Agreement. In addition to the right with respect to the Common Stock granted under such agreement, MS Acquisition possesses voting rights with respect to 223,800 shares of the Company's restricted common stock, which is convertible, in certain instances, on a 1:1 basis into shares of Common Stock. As a result of such Voting Rights, MS Acquisition, and the other Item 2 Persons (because of their direct or indirect ownership interests in, or control of, MS Acquisition), may be deemed as possessing the shared power to vote or to direct the vote of (and as a result, may, under Rule 13d-3 under the Act, be deemed the beneficial owner of) such shares of restricted common stock. However, all such Item 2 Persons (including MS Acquisition) disclaim beneficial ownership of such shares of restricted common stock, and other than with respect to the rights granted under the Post-Merger Voting Agreement, the Item 2 Persons possess no powers, rights or privileges with respect to such restricted common stock. All other powers, rights and privileges with respect to such restricted common stock remain with the other parties (other than MS Acquisition) to the Voting Agreement, including the right to vote on all matters unrelated to the election of directors, as well as the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

      MS Acquisition is also a party to that certain Registration Rights Agreement, dated as of August 18, 1999 (the "Registration Rights Agreement"), by and among the Company and MS Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt (collectively, the "Former RMSI Shareholders"). Under the terms of the Registration Rights Agreement, MS Acquisition and the other Former RMSI Shareholders are granted certain demand and piggyback registration rights in respect of the Common Stock of the Company received in the Merger. After 180 days following the date of the Registration Rights Agreement, one or more of the holders of at least 40% of the Common Stock received by the Former RMSI Shareholders in the Merger may require the Company to file a registration statement covering the resale of the shares of such Common Stock on up to six occasions. The cost of these registrations will be borne by the Company.

      MS Acquisition is also a party to the Merger Agreement.


            Item 7.     Material Filed as Exhibits.


Exhibit I         - -   Joint Filing Agreement among RMSI, MS Acquisition,
                        MSSC, RCPI and JRIC.

Exhibit II        - -   Voting Agreement, dated as of April 28, 1999, between
                        RMSI, Monroe & Company II, LLC, Joseph T. Casey,
                        Glenn F. Gillam, Douglas H. Holstein, Gerald R.
                        Leonard, Sidney D. Rogers, Jr. and Thomas R. Studer.

Exhibit III       - -   Agreement and Plan of Merger, dated as of April 28,
                        1999, by and among the Company, RMSI, MS Acquisition,
                        Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt.

Exhibit IV        - -   Form of Certificate of Merger and Exhibit A to
                        Certificate of Merger.

Exhibit V         - -   Post-Merger Voting Agreement, by and among MS
                        Acquisition, Ronald D. Pedersen, Bruce A. Butler,
                        Gary R. Guffey, Jeffrey A. Watt, Monroe & Company,
                        LLC and JLM Management Company, LLC.

Exhibit VI        - -   Registration Rights Agreement, dated as of August 18,
                        1999, by and among Merkert American Corporation, MS
                        Acquisition Limited, Ronald D. Pedersen, Bruce A.
                        Butler, Gary R. Guffey and Jeffrey A. Watt.*

Exhibit VII       - -   Joint Filing Agreement among RMSI, MS Acquisition,
                        MSSC, RCPI, JRIC, Rochon, Bouras and Byrd.*





* Filed with this Amendment.



                                        Schedule I


Name of Individual            Present Principal Occupation

Richard R. Rogers(1)          Chairman of the Board and Director of Mary Kay

John P. Rochon                Chief Executive Officer, Chairman and
                              Director of MSSC; Director and President of
                              JRIC; Director, Chief Executive Officer, and
                              President of New Arrow; Director and Chairman of the Board of MKI; Director, Chief
                              Executive Officer, and President of Mary Kay

Timothy M. Byrd               Vice President and Treasurer of MSSC; Vice
                              President, Chief Financial Officer and
                              Treasurer of JRIC; Director, Chief Financial
                              Officer, and Treasurer of New Arrow; Chief
                              Financial Officer, and Treasurer of Mary Kay

Nick G. Bouras                Vice President of MSSC; Vice President of
                              JRIC; Director, Vice President, and Assistant
                              Secretary New Arrow

Mary Kay Ash                  Chairman Emeritus of the Board of MKI

Sheila O'Connell Cooper       Director, Executive Vice President of Global
                              Legal and Human Resources, General Counsel, and Secretary of MKI

Richard C. Bartlett           Vice Chairman of Mary Kay

Thomas Whatley                President, U.S. Operations of MKI

Dennis M. Greaney             Executive Vice President, Global Product
                              Technology of MKI

A. Raymond Patrick            Executive Vice President, Global Sales Operations
                              Support of MKI

Julie Rasmussen               President, European Region and Sales Promotion
                              of MKI

Ashok Pahwa                   Senior Vice President, Global Marketing, and
                              Sales Promotion of MKI

David B. Holl                 Director, Senior Vice President, and Chief
                              Financial Officer of MKI

Thomas J. Reynolds            Vice President of New Arrow

Terry Smith                   Treasurer of MKI

Sharon M. Drobeck             Vice President and Controller of Mary Kay

Rodger Bogardus               Senior Vice President, Research and
                              Development of Mary Kay

Christal Fisher               Vice President, Product Quality Regulatory
                              Affairs of Mary Kay

R. Bradley Glendening         Secretary of New Arrow; General Counsel, and
                              Secretary of Mary Kay

Alan Tompkins                 Secretary of MSSC; Secretary of JRIC


          (1) The business address for this person is 4300 Westgrove, Dallas, Texas 75248.

            The business address for all other persons named above is 16251 Dallas Parkway, Addison, Texas 75001.


                                         SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  August 18, 1999                   MS ACQUISITION LTD.

                                          By:   MSSC Acquisition Corporation,
                                                General Partner

                                                By: /s/ Nick Bouras
                                                Name:  Nick Bouras
                                                Title: Vice President


                                          MSSC ACQUISITION CORPORATION

                                                By: /s/ Nick Bouras
                                                Name:  Nick Bouras
                                                Title: Vice President


                                          RICHMONT CAPITAL PARTNERS I, L.P.

                                                By:   J.R. Investments Corp.,
                                                      Managing General Partner

                                                By: /s/ Nick Bouras
                                                Name:  Nick Bouras
                                                Title: Vice President


                                          J.R. INVESTMENTS CORP.

                                                By: /s/ Nick Bouras
                                                Name:  Nick Bouras
                                                Title: Vice President


                                           /s/ John P. Rochon
                                          John P. Rochon



                                           /s/ Nick G. Bouras
                                          Nick G. Bouras


                                           /s/ Timothy M. Byrd
                                          Timothy M. Byrd








                                       EXHIBIT INDEX


Exhibit           I - Joint Filing Agreement among RMSI, MS Acquisition,
                  MSSC, RCPI and JRIC

Exhibit II -      Voting Agreement, dated as of April 28, 1999,
                  between RMSI, Monroe & Company II, LLC, Joseph
                  T. Casey, Glenn F. Gillam, Douglas H. Holstein,
                  Gerald R. Leonard, Sidney D. Rogers, Jr. and
                  Thomas R. Studer

Exhibit III -     Agreement and Plan of Merger, dated as of April
                  28, 1999, by and among the Company, RMSI, MS
                  Acquisition, Ronald D. Pedersen, Bruce A.
                  Butler, Gary R. Guffey and Jeffrey A. Watt

Exhibit IV -      Form of Certificate of Merger and Exhibit A to
                  Certificate of Merger

Exhibit V -       Post-Merger Voting Agreement, by and among MS
                  Acquisition, Ronald D. Pedersen, Bruce A.
                  Butler, Gary R. Guffey, Jeffrey A. Watt, Monroe
                  & Company, LLC and JLM Management Company, LLC

Exhibit VI -      Registration Rights Agreement, dated as of August 18,
                  1999, by and among Merkert American Corporation, MS
                  Acquisition Limited, Ronald D. Pedersen, Bruce A. Butler,
                  Gary R. Guffey and Jeffrey A. Watt.*

Exhibit VII -     Joint Filing Agreement among RMSI, MS Acquisition, MSSC,
                  RCPI, JRIC, Rochon, Bouras and Byrd.*





*Filed with this Amendment